EXHIBIT 12.1

MIDAMERICAN ENERGY COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

PLUS PREFERRED STOCK DIVIDEND REQUIREMENTS

(In Thousands)

(Unaudited)

	Three Months Ended March 31, 2007
		Twelve Months Ended December 31,
		2006	2005	2004	2003	2002

Net income from continuing operations	$92,110	$266,676	$221,297	$210,455	$188,597	$175,821
Add (Deduct):
Total income taxes	42,061	118,270	114,856	102,155	131,261	120,230
Interest on long-term debt	25,738	93,368	80,485	71,949	72,207	71,401
Other interest charges	3,489	11,846	8,409	5,728	3,813	3,412
Preferred stock dividends of subsidiary trust	—	—	—	—	—	1,574
Interest on leases	28	123	138	155	108	201
	71,316	223,607	203,888	179,987	207,389	196,818
Earnings available for fixed charges	163,426	490,283	425,185	390,442	395,986	372,639
Fixed Charges:
Interest on long-term debt	25,738	93,368	80,485	71,949	72,207	71,401
Other interest charges	3,489	11,846	8,409	5,728	3,813	3,412
Preferred stock dividends of subsidiary trust	—	—	—	—	—	1,574
Interest on leases	28	123	138	155	108	201
Total fixed charges	29,255	105,337	89,032	77,832	76,128	76,588
Ratio of earnings to fixed charges	5.59	4.65	4.78	5.02	5.20	4.87
Preferred stock dividends	$312	$1,247	$1,247	$1,245	$1,416	$2,933
Ratio of net income before income taxes to net income	1.4566	1.4435	1.5190	1.4854	1.6960	1.6838
Preferred stock dividend requirements before income tax	454	1,800	1,894	1,849	2,402	4,939
Fixed charges plus preferred stock dividend requirements	29,709	107,137	90,926	79,681	78,530	81,527
Ratio of earnings to fixed charges plus preferred stock dividend requirements (pre-income tax basis)	5.50	4.58	4.68	4.90	5.04	4.57